UPSTREAM BIOSCIENCES INC.

200 - 1892 West Broadway

Vancouver, BC V6J 1Y9

Canada

Tel: 778.995.5427

February 2, 2009

VIA FAX: 202.772.9217

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Washington, DC 20549

USA

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re: Upstream Biosciences, Inc. (the “Company”) Form 10-K for the Period Ended September 30, 2008 Filed December 28, 2008 File No. 000-50331

               Thank you for your letter of January 16, 2009 regarding the Company’s Form 10-K for the period ended September 30, 2008 filed on December 28, 2008. The Company has amended its Form 10-K and provides the written responses below in response to your comments. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of January 16, 2009.

Form 10-K for the Period Ended September 30, 2008

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 23

1.            Please revise your disclosure to clearly state whether your disclosure controls and procedures are effective or not effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including your principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Form 10-K has been revised to indicate that the disclosure control and procedures are not effective due to the material weaknesses in the internal control over financial reporting that are identified therein.

Management’s Report on Internal Control Over Financial Reporting, page 23

2.            Please revise your disclosure to clearly state whether your internal controls over financial reporting are effective or not effective. If you determined your internal controls to be effective, despite the weaknesses identified, disclose how you arrived at that conclusion and why you choose to provide descriptions of weaknesses that you presumably deem minor. If you determined your internal controls are not effective, describe the specific steps that you have taken or plan to take in order to remediate the material weakness.

The Form 10-K has been revised to state that the internal controls over financial reporting are not effective due to the material weaknesses identified therein. The Company has included a discussion regarding how it intends to remediate the material weaknesses. The Company has also included a risk factor regarding the identification of material weaknesses to the Company’s internal control over financial reporting.

As requested, the Company acknowledges and confirms that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts this will resolve all outstanding comments in connection with the Form 10-K. Should you have any questions, please do not hesitate to contact our attorney, Cam McTavish, directly at (604) 891-7731.

Yours truly,

UPSTREAM BIOSCIENCES INC.

/s/ Joel Bellenson

Joel Bellenson